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                                                                    EXHIBIT 23.3

                      CONSENT OF MADISON SECURITIES, INC.

    We hereby consent to the use of our opinion letter dated May 7, 1998 to the Board of Directors of United Digital Network, Inc. (the "Company") attached as Annex B to the Company's Proxy Statement/ Prospectus on Form S-4 (the "Prospectus") and to the references to our firm in the Prospectus under the headings of "Summary" and "The Merger." In giving such consent, we do not admit that we come within the category of persons whose consent is required under
Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder and we do not thereby admit that we are experts with respect to any part of the Regulations Statement under the meaning of the term "expert" as used in the Securities Act.

Madison Securities, Inc.

Chicago, Illinois


May 28, 1998